PGIM Investments LLC

655 Broad Street
Newark, New Jersey 07102

August 1, 2024

The Board of Trustees
Prudential Investment Portfolios 5
655 Broad Street
Newark, New Jersey 07102

Re:  PGIM 60/40 Allocation Fund

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through November 30, 2025, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.40% of average daily net assets for Class R6 shares. This contractual waiver includes acquired fund fees and expenses, and excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/reimbursement and/or recoupment for that fiscal year, as applicable. This waiver may not be terminated prior to November 30, 2025 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:s/Scott E. Benjamin
Name:Scott E. Benjamin
Title:Executive Vice President